

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 27, 2008

Mr. Ronald E. Smith
President and Chief Executive Officer
Deep Down, Inc.
15473 East Freeway
Channelview, TX 77530

Re: Deep Down, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 1, 2008
File No. 000-30351

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Description of Business, page 4

Corporate History, page 4

1. We note that, on November 21, 2006, Subsea acquired all of the outstanding capital stock of Strategic Offshore Services Corporation (“SOS”), for 3,000 shares of Subsea’s Series F Preferred Stock and 1,000 shares of Subsea’s Series G Preferred Stock, from two of the three principal shareholders of Subsea. Additionally, you state that, since the operations of SOS did not

       constitute a business, you recognized compensation expense to such principal shareholders for the fair value of both series of preferred stock, totaling $3,340,792. Please tell us why you concluded that the exchange of shares should be reflected as compensation expense, rather than as a capital transaction, particularly considering that the transferors are principal owners. Please cite all authoritative literature supporting the basis for your conclusion.

Business Overview, page 4

2.   We note that you increased your service and product offerings as a result of your recent acquisitions of Mako Technologies, Inc. ("Mako") and ElectroWave USA, Inc. ("ElectroWave"). Please clarify how you determined whether the service and product offerings acquired from Mako and ElectroWave constitute separate operating segments. Explain how the identification of your operating segment(s) complies with the guidance of SFAS 131, paragraphs 10 through 15. In addition, please also tell us what consideration you gave to providing the disclosure required by paragraphs 25 and 26(a) of SFAS 131 in the notes to your consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Policies, page 17

3.   Please expand your critical accounting policy disclosures to discuss all significant estimates and assumptions that you evaluated corresponding to each of the critical accounting policy areas you identified. Please disclose how you arrived at each estimate, how accurate the estimate/assumptions have been in the past, how much the estimate/assumptions have changed in the past, and whether the estimate/assumptions are reasonably likely to change in the future. We refer you to FRR 501.14 for further guidance.

Net Income (Loss), page 23

4.   Your present a net income reconciliation table, which appears to be a "non-GAAP" presentation, as it excludes amounts that are included in the most comparable GAAP measure (net income), and is not accompanied by all of the disclosures required by Item 10(e) of Regulation S-K. Additionally, the line item caption for the starting point and ending point are the same and do not clearly distinguish between the different GAAP and non-GAAP measures. Accordingly, please revise your disclosure to fully comply with the requirements of Item 10(e) of Regulation S-K.

EBITDA, page 24

5.   We note that you present an EBITDA measure and a corresponding reconciliation
        of it to net income, along with other associated disclosures. However, your
        reconciliation and definition of EBITDA presented includes additional
        adjustments for other items (i.e., gain on debt extinguishment, other
        income/expense, and stock-based compensation expense), the inclusion of which
        does not conform to the specifically defined measure, EBITDA, as described in
        Item 10(e)(1)(ii)(a) of Regulation S-K. Please revise your disclosure to reflect the
        proper measure for EBITDA, or revise your disclosure to more accurately depict
        the non-GAAP measure you are presenting.

6.   If you continue to use non-GAAP measures in future filings, ensure you include
        all the disclosure required by Question 8 of the Frequently Asked Questions
        Regarding the Use of Non-GAAP Financial Measures, released by the SEC on
        June 13, 2003.

Financial Statements, page F-1

General

7.   We note that you accounted for the acquisition of Deep Down by Subsea as a
        purchase transaction, whereby Subsea was the accounting acquirer. Please clarify
        how you evaluated paragraphs 15 through 19 of SFAS 141 when determining that
        Subsea was the acquiring entity. In addition, tell us how you considered whether
        this transaction was a recapitalization of Subsea's capital structure. In this
        respect, please clarify whether Subsea had any material operations or assets
        (besides cash and cash equivalents) prior to the acquisition of Deep Down.

8.   Please clarify how you determined that predecessor financial statements of Deep
        Down are not required for all periods prior to Subsea's existence, with no lapse in
        audited periods or omission of other information. That is, explain how you
        considered the need to include audited financial statements of Deep Down, Inc.,
        for all periods required under Item 310(a) of Regulation S-B (Rule 3-01 of
        Regulation S-X, subsequent to adopting guidance in Release 33-8760). The
        definition of a predecessor entity is set forth in Rule 405 of Regulation C.

Statements of Operations, page F-4

9.   We note that you present two sources of revenues, contract and rental, on the face
        of your statements of operations. However, you have omitted the disclosure of
        the corresponding cost of sales associated with each revenue type. Accordingly,
        please consider revising your presentation to disclose the cost of sales incurred
        from each revenue source disclosed.

10.   It appears that the gross profit measures presented in your statements of operations, and in your MD&A presentation and discussion on pages 20 and 21, may inappropriately exclude depreciation expenses attributable to cost of sales. Please clarify how your presentation complies with SAB Topic 11:B which states, "depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation." If you have improperly excluded depreciation and amortization from cost of sales, please explain to us how you plan on correcting this error.

Note 1: Nature of Business and Summary of Significant Accounting Policies

Accounts Receivable, page F-9

11.   Please clarify why such a large percentage of your revenues has not been collected as of December 31, 2007 and March 31, 2008, and remains in accounts receivable. Explain the collection terms that exist in your customer contracts and how these terms compare to your actual collection history. In addition, please demonstrate how you have met the collectability requirement of SAB Topic 13 in order to recognize revenue.

Inventory and Work in Progress, page F-9

12.   Please describe the contractual provisions that do not permit you to bill your customers as 'work in process' is performed. As part of your response, please clarify the nature of the services or products that are in process and how you determined that it is appropriate to recognize revenue for such services or products. In addition, explain how you have determined that your unbilled receivables are collectable as of December 31, 2007 and March 31, 2008.

Revenue Recognition, page F-11

13.   Your disclosure here and on pages 5 through 10 indicates that you provide a variety of product, service and rental deliverables to your customers. Please clarify how you review the deliverables in your multi-element contracts and apply the guidance of EITF 00-21 to allocate the arrangement fee to each deliverable. Please clarify the deliverables that are typically present in your contracts and how you apply the guidance of EITF 00-21 to determine whether the delivered items should be considered a separate unit of accounting.

14.   If multiple-elements are present in your sales arrangements, revise to address the disclosure requirements of SAB Topic 13.B with respect to your multiple elements arrangements. In this respect, your disclosure should discuss the accounting policy for each unit of accounting, as well as how units of accounting are determined and valued.

Note 3 – Business Combinations, page F-13

15.   We note that, in connection with your purchase of Mako Technologies, Inc., effective December 1, 2007, the initial acquisition payment, and related borrowing of the underlying funds for such payment, did not actually occur until January 2008. However, you reflected each of these transactions in your 2007 financial statements, "due to the certainty of payment, and the intention of all parties to complete this payment prior to fiscal year end." Please clarify why you believe that GAAP would allow you to record these transactions occurring in January 2008 in your December 31, 2007 financial statements. In this respect, please clarify how you considered AU Section 560, when determining that this subsequent event should be recorded in your December 31, 2007 balance sheet.

16.   Please clarify how you determined that the trademarks acquired from Mako will contribute to cash flows for a period of 25 years. Please provide your complete analysis of cash flows which supports this useful life. We refer you to paragraph 12 of SFAS 142 (including footnote 9).

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3461, with any other questions.

Sincerely,

Christopher J. White
Branch Chief